Exhibit 99.1

Agria Reports Financial Results for the Six Months Ended December 31, 2013

BEIJING, CHINA--(Mar 6, 2014) - Agria Corporation (NYSE: GRO) (the “Company” or “Agria”), a global agricultural company, today announced its financial results for the six months ended December 31, 2013.

New Segment Reporting Structure

The Company has adopted new segment reporting of revenue and profitability for the first half of fiscal year 2014 and onwards. The new reportable segments are considered to better reflect the results of operations carried out in line with the Company’s integrated and global strategy. The Company also believes that the new segment reporting will offer a better understanding of its global strategy to shareholders and stakeholders.

The Company now reports on three business segments: (i) Seed and Grain; (ii) Crop Protection, Nutrients and Merchandise; and (iii) Rural Services.

•	Seed and Grain - This business segment is engaged in research and development, production, and sale of seed products including forage, turf, maize, corn, cereal and vegetable seeds. Its business also includes multiplication of seed for international customers and trading of seed and grain products globally.

•	Crop Protection, Nutrients and Merchandise - This business segment operates an extensive chain of retail stores that supply farm input materials including chemicals, fertilizers, pollination products, frost protection products, fencing, animal health and nutrition products, grains and seeds, clothing, leisure goods, and gardening equipment. It offers a wide range of plant nutrition options, supported by industry-leading knowledge of the specific products and application protocols.

•	Rural Services - This business segment offers a variety of services critical to the agricultural economy, including:

•	Livestock - Livestock agents for sheep, beef, dairy, and deer farmers, meat processors and livestock exporters. The primary service is trading livestock through auctions, private on-farm sales, and online or direct sales to meat processors;

•	Wool - Sales agents for sheep farmers, primarily through auctions, forward contracts and private sales; and providing comprehensive range of services to grower clients and wool processors including on-farm assistance, in-store wool handling and export processing;

•	Irrigation and Pumping - Design, construction, installation and servicing of irrigation and pumping systems;

•	Real Estate - Real estate brokerage primarily focused on farm sales with additional transactions in lifestyle and residential properties; and

•	Insurance - Insurance brokerage providing a range of market-leading insurance products.

The segment information presented below for the six months ended December 31, 2012 has been restated in accordance with the new reporting segments.

Financial Highlights for the Six Months ended December 31, 2013:

•	Consolidated revenues were RMB3,216 million (US$531 million) for the six months ended December 31, 2013, an increase of 6% from the same period last year. The increase in revenue was due primarily to restored strength in the Crop Protection, Nutrients and Merchandise segment, which grew 10% due to market growth and increased market share of certain key product categories.

•	The Company recorded operating income of RMB94 million (US$16 million) for the six months ended December 31, 2013, compared to operating loss of RMB319 million for the same period last year. The operating loss for the prior period includes a one-off impairment loss on land use rights and non-current prepayments of RMB357 million. Operating income excluding impairment loss on land use rights and non-current prepayments for the prior period was RMB38 million. The significant improvement in operating income was due to solid improvement in profitability across all three business segments.

•	Net income attributable to shareholders was RMB11 million (US$2 million) for the six months ended December 31, 2013, compared to a net loss of RMB375 million for the same period last year.

•	The Company’s financial position strengthened during the first half of the fiscal year. As of December 31, 2013, cash and cash equivalents were RMB187 million (US$31 million). Total bank debts as of December 31, 2013 were RMB848 million (US$140 million), a decrease of 19% from June 30, 2013.

•	The Company refinanced a substantial portion of bank debt in December 2013 at lower borrowing costs and with more flexibility, and also generated cash of RMB56 million (US$9 million) with the divestiture of its non-core holding in New Zealand’s Heartland Bank.

Business Highlights

Growth was driven by the Crop Protection, Nutrients and Merchandise segment, which increased revenue by 10% and operating income by 16% year-over-year. Additionally, the Seed and Grain segment increased revenue by 5% and operating income by 24% year-over-year. Rural Services revenue slightly decreased by 3% year-over-year while operating income increased 106% due to substantially better margins.

The following table summarizes the results for the first half of fiscal year 2014:

	Revenue			Operating income/(loss)
	For the six months ended December, 31			For the six months ended December, 31
	2012	2013	2013	2012	2013	2013
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Seed & Grain	1,026,044	1,073,838	177,385	35,249	43,774	7,231
Crop Protection, Nutrients & Merchandise	1,360,470	1,498,924	247,604	99,386	114,811	18,965
Rural Services	660,324	643,463	106,293	15,850	32,598	5,385
Corporate	—	—	—	(112,407)	(97,202)	(16,057)
	3,046,838	3,216,225	531,282	38,078	93,981	15,524
Impairment loss on land use rights and non-current prepayments				(357,262)	—	—
				(319,184)	93,981	15,524

Note: The December 31, 2012 operating loss included a RMB357 million impairment loss on land use rights and non-current prepayments. For comparison purposes, excluding this one-off impairment, 2012 operating income would be RMB38 million compared to RMB94 million for 2013.

Seed and Grain
Seed and Grain generated revenue of RMB1,074 million (US$177 million) and operating income of RMB 44 million (US$7 million) for the period, representing year-over-year increases of 5% and 24%, respectively. This segment accounted for 33% of consolidated revenue for the period. Growth was driven by solid results in seed and grain, with revenue up 7% and 21% respectively. Seed sales, in particular, benefitted from continued strong volumes in proprietary seeds and better pricing on our Cleancrop™ Brassica after this new high-value breed was introduced to the market. Grain growth was driven by increased volume of wheat and maize in reaction to favorable conditions in the dairy market, for which our products supply the feed source for dairy cows.

Crop Protection, Nutrients, and Merchandise
Crop Protection, Nutrients and Merchandise generated revenue of RMB1,499 million (US$248 million) and operating income of RMB115 million (US$19 million), representing year-over-year increases of 10% and 16%, respectively. This segment accounted for 47% of consolidated revenue for the period. Improved performance at the retail stores was the result of technical training and store refurbishments, which drove increased market share. Notably, technical training focusing on chemicals and seeds enabled substantial sales gains in those categories. Large dairy payouts and drought conditions also encouraged better-than-usual livestock feed sales. With the store refurbishment program nearly complete, same store sales improvements have become increasingly evident.

Rural Services
Rural Services generated revenue of RMB643 million (US$106 million) and operating income of RMB33 million (US$5 million), representing a year-over-year decrease of 3% and increase of 106%, respectively. This segment accounted for 20% of consolidated revenue for the period. Livestock revenue decreased 43% to RMB148 million (US$24 million), as a large export contract completed last year has not yet been replenished by new ones. Despite the decline in revenue, livestock trading was more profitable and recorded RMB7 million (US$1 million) of operating income. Other sectors of Rural Services exhibiting strong revenue growth included Irrigation and Pumping (up 30%), Wool (up 22%), and Real Estate (up 38%). All those segments also recorded operating income growth with the exception of Wool, which was impacted by the drought and lower overall volumes in the industry.

Strategic Outlook

Going into the first half of the fiscal year 2014, all three business segments reported a stronger performance than the prior period.

With its global reach, the Company believes it can tap opportunities in rapidly expanding markets, including South America and Asia. Additional resources, including research and development expenditure, will continue to be invested into the Seed and Grain segment. Recently, Agria Academy was established with several highly-regarded seed experts performing the research and development for proprietary seeds. From this effort, the Company expects new seed cultivars to be commercialised in the near future. With its technologies and management expertise in the proprietary seed markets, the Company believes it will continue to create value for its customers in these markets and generate better return for its shareholders.

With improved general market conditions and solid agricultural commodity prices, the Company expects to see continued improvement in the fundamental performance across all of its business segments in the second half of this fiscal year.

Further consolidation trends in the global agriculture industry are anticipated. The Company envisions finding new merger and acquisition opportunities in its target geographies, including South and North America and Asia. The Company intends to explore external financing options in order to facilitate expansion in these key target markets.

Mr. Alan Lai, Agria’s Chairman of the Board, commented, “We are very gratified to see our performance improve meaningfully in the first half of the fiscal year. In particular, we took decisive action last year to turn around performance in several business units by installing new management and implementing new initiatives in staff training and information systems. Most of our major business units are now exhibiting revenue growth and improving profitability. We believe we have laid the foundation for accelerated growth in the years ahead, and we will continue to expand our global operations according to our strategic plan.”

Currency Convenience Translation
The conversion of Renminbi (RMB) into US dollars in this release is made solely for the convenience of the reader. The conversion rate of RMB into US dollars in this release is based on the H.10 statistical release of the US Federal Reserve Board as of December 31, 2013. Unless otherwise noted, all translations from RMB to US dollars and from US dollars to RMB in this release were made at a rate of RMB 6.0537 to US$1.00. Certain comparative figures are converted by using the rate as of the respective balance sheet dates.

Conference Call
Agria will discuss its financial results and outlook in a conference call on March 6, 2014 at 8:00 a.m. Eastern Time/9:00 p.m. Beijing time. The call will be hosted by Mr. Patrick Tsang, Chief Financial Officer, and Mr. Kean Seng U, Head of Corporate and Legal Affairs. Investors interested in participating in the live call should dial +1 (913) 312-0686 and enter passcode 1078875. A simultaneous live webcast will be available on the Company’s website at www.agriacorp.com. A replay of the call will be available either via telephone or webcast until March 13, 2014. The telephone replay can be accessed by dialing +1 (858) 384-5517 and entering passcode 1078875. The webcast replay can be accessed in the Investor Center on the Company’s website.

About Agria Corporation
Agria (NYSE: GRO) is a global agricultural company with three principal business segments: Seed & Grain; Crop Protection, Nutrients & Merchandise; and Rural Services. The Seed and Grain segment is engaged in research and development, production and sale of a broad range of seed products and trading of seed and grain products globally. The Crop Protection, Nutrients and Merchandise segment operates an extensive chain of retail stores that supply farm input materials. The Rural Services segment provides livestock trading, wool trading, irrigation and pumping, real estate agency and other agriservices. For more information about Agria Corporation, please visit www.agriacorp.com.

Safe Harbor Statement:
This announcement contains forward-looking statements. These statements, including the management’s commentary, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Agria may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Agria’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in Agria’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this announcement unless otherwise stated and Agria does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

AGRIA CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

FOR THE SIX MONTHS ENDED DECEMBER 31, 2012 AND 2013

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	For the Six Months ended
	Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2013
	(RMB)	(RMB)	(US$)
	(unaudited)	(unaudited)	(unaudited)
Revenue	3,046,838	3,216,225	531,282
Cost of revenue	(2,321,157)	(2,459,286)	(406,245)
Gross profit	725,681	756,939	125,037
Operating expenses	(687,603)	(662,958)	(109,513)
Provision for impairment of land use rights and non-current prepayments	(357,262)	—	—
Operating income (loss)	(319,184)	93,981	15,524
Interest income	15,995	1,870	309
Interest expense and financing costs	(45,255)	(35,570)	(5,876)
Other income (expense)	(6,848)	10,247	1,692
Income (loss) before income tax	(355,292)	70,528	11,649
Income tax	(5,679)	(10,658)	(1,761)
Net income (loss)	(360,971)	59,870	9,888
Less net income, or addition of net loss, attributable to the non-controlling interest	(13,779)	(49,202)	(8,128)
Net income (loss) attributable to Agria Corporation	(374,750)	10,668	1,760

Earnings (loss) per ordinary share:
Earnings (loss) per share - basic and diluted	(3.38)	0.10	0.02

Weighted average number of ordinary shares outstanding - Basic	110,766,600	110,766,600	110,766,600
Weighted average number of ordinary shares outstanding - Diluted	110,766,600	110,821,425	110,821,425

AGRIA CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2013 AND DECEMBER 31, 2013

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	Jun. 30, 2013	Dec. 31, 2013	Dec. 31, 2013
	(RMB)	(RMB)	(US$)
	(audited)	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	267,796	187,241	30,930
Restricted cash	231,434	—	—
Accounts receivable, prepayments and other current assets	1,299,449	1,911,465	315,751
Inventories	1,223,711	1,134,230	187,362
Total current assets	3,022,390	3,232,936	534,043

Non-current assets:
Property, plant and equipment, net	440,912	455,180	75,190
Intangible assets, net	43,725	46,849	7,739
Goodwill	20,167	20,167	3,331
Other non-current assets	134,062	96,522	15,944
Total non-current assets	638,866	618,718	102,204
Total assets	3,661,256	3,851,654	636,247

LIABILITIES AND EQUITY
Current liabilities:
Short-term bank borrowings, and current portion of long-term bank borrowings	574,883	375,019	61,949
Accounts payable, accrued expenses and other liabilities	1,211,990	1,558,503	257,446
Total current liabilities	1,786,873	1,933,522	319,395

Non-current liabilities:
Long-term bank borrowings, net of current portion	474,052	473,210	78,169
Other long-term liabilities	153,807	124,446	20,557
Total non-current liabilities	627,859	597,656	98,726
Total liabilities	2,414,732	2,531,178	418,121

Equity:
Equity of the Company	535,482	562,068	92,846
Non-controlling interest	711,042	758,408	125,280
Total equity	1,246,524	1,320,476	218,126
Total liabilities and equity	3,661,256	3,851,654	636,247